UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Wilhelmina International, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

968235200

(CUSIP Number)

Retail ECommerce Ventures, LLC

1680 Michigan Ave Suite 700

Miami Beach, FL 33139

650-328-0100

Copies to:

David Michaels, Esq.

Fenwick & West LLP

801 California Street

Mountain View, CA 94041

(650) 988-8500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 31, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 968235200

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Lorex Investments AG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 712,500
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 712,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 712,500
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.8%
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 968235200

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Horst-Dieter Esch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 712,500
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 712,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 712,500
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.8%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 968235200

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Peter Marty
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 712,500
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 712,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 712,500
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.8%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 968235200

Item 1.	Security and Issuer.

This statement on Schedule 13D relates to the Common Stock, $0.01 value per share (the “Shares”), of Wilhelmina International, Inc., a Delaware corporation (the “Issuer” or “Wilhelmina”). The address of the principal executive office of the Issuer is 200 Crescent Court, Suite 1400, Dallas, Texas, 75201.

Item 2.	Identity and Background.

(a) This statement is filed by Lorex Investments AG, Horst-Dieter Esch and Peter Marty. Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

(b) The address of Lorex Investments AG is c/o Treuhand – u. Revisionsgesellschaft Mattig-Suter and Postner AG, Industriestrasse 22, Zug, CH-6302, Switzerland. The address of Horst-Dieter Esch is Carretera Transpeninsular Km. 27.5, San Jose del Cabo, B.C.S. Mexico 23400. The address of Peter Marty is c/o Mattig-Suter und Partner, Bahnhofstrasse 28, Schwyz, CH-6431, Switzerland.

(c) The principal occupation of Horst-Dieter Esch is acting as the director of Wilhelmina International, Inc. The principal occupation of Peter Marty is serving as an officer and director of Lorex Investments AG. The principal business of Lorex Investments AG is investing in securities.

(d) No Reporting Person, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person, during the last five years, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship of the Reporting Persons is as set forth below:

Lorex Investment AG	Switzerland
Horst-Dieter Esch	Germany
Peter Marty	Switzerland

Item 3.	Source and Amount of Funds or Other Consideration.

The information set forth in Items 4 and 5 of this Schedule 13D are hereby incorporated by reference into this Item 3.

Item 4.	Purpose of Transaction.

The Reporting Persons are filing this Schedule 13D to report transaction closed on March 31, 2021 as follows:

On March 31, 2021, REV Alpha Holdings, entered into a purchase agreement (the “Purchase Agreement”) with Lorex Investments AG (“Lorex”) to acquire 950,000 of the Issuer’s shares (the “Purchased Shares”) for aggregate consideration of $9.5 million. Pursuant to the Purchase Agreement, REV Alpha Holdings purchased 237,500 shares on March 31, 2021. Subsequent to the initial closing, REV Alpha Holdings shall purchase an additional 237,500 shares 90 days following the initial closing, an additional 237,500 shares 90 days following the immediately preceding closing, 118,750 shares 90 days following the immediately preceding closing, and an additional 118,750 shares 90 days following the immediately preceding closing. REV Alpha Holdings may also accelerate any scheduled purchase to such earlier date as it may elect by written notice. The Securities Purchase Agreement is attached as Exhibit 99.1.

Item 5.	Interest in Securities of the Issuer.

(a) — (b)

The aggregate percentage of Shares reported beneficially owned by each person named herein is determined in accordance with SEC rules and is based upon on 5,157,344 of the Issuer’s Shares outstanding as disclosed by the Issuer in its Annual Report on Form 10-K filed with the SEC on March 16, 2021. The applicable SEC rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities.

Accordingly, each of Horst-Dieter Esch and Peter Marty may be deemed to beneficially own the shares of Common Stock directly owned by Lorex Investment AG. As of the date of this filing, Lorex Investment AG, a Swiss Aktiengesellschaft formed under the laws of Switzerland, holds 712,500 Shares. The 712,500 Shares Lorex Investment AG beneficially owns constitutes 13.8% of the issued and outstanding Shares. Horst-Dieter Esch is the sole stockholder of Lorex Investment AG and shares voting and dispositive power over the shares held by Lorex Investment AG with Peter Marty, its sole officer and director.

(c) Except as disclosed in Item 3, the Reporting Persons have not affected any transactions during the past sixty (60) days in any Shares.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Purchase Agreement (Voting Proxy)

The Purchase Agreement provides that until the consummation of the final subsequent closing and the final transfer of shares from Lorex Investment AG to REV Alpha Holdings, Lorex Investment AG has granted a voting proxy to REV Alpha Holdings over all of the shares subject to the Purchase Agreement.

Item 7.	Material to be Filed as Exhibits.

Exhibit	Title

99.1	Securities Purchase Agreement dated March 31, 2021, between Lorex Investment AG and REV Alpha Holdings LLC

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 16, 2021	LOREX INVESTMENTS AG

	By:	/s/ Peter Marty
	Name:	Peter Marty
	Title:	Chairman of the Board

Dated: April 16, 2021	HORST-DIETER ESCH

	By:	/s/ Horst-Dieter Esch
	Name:	Horst-Dieter Esch

Dated: April 16, 2021	PETER MARTY

	By:	/s/ Peter Marty
	Name:	Peter Marty